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82-34645

File No. ~~82-5134~~

January 24, 2005



Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Telefónica Móviles Perú Holding S.A.A.––
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated January 17, 2005 relating to Relevant Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

PROCESSED
JAN 27 2005
THOMSON
FINANCIAL

Very truly yours,



Matthew Telford
Legal Assistant

(Enclosure)

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

FREE TRANSLATION

Lima, January 17, 2005

To:
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (the "Peruvian Securities Commission" or CONASEV)
By Hand

Re. : Relevant Fact
CONASEV Letter No. 010-2005-EF/94.10 of January 13, 2005

Dear Sirs:

By means of this letter, in response to your above referenced Letter, and as required by CONASEV Resolution No. 107-2002-EF/94.10, Article 4 entitled, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones" ("Rules for Relevant Facts, Reserved Information and Other Communications"), we report the following relevant fact:

At the meeting of the Board of Directors held January 12, 2005, the CEO of the company, Mr. José Javier Manzanares Gutiérrez informed the Board that our subsidiary, Telefónica Móviles S.A.C., has presented an application for the transfer of licenses granted to them by the Peruvian Government in favor of Comunicaciones Móviles del Perú S.A. This application is part of the framework of the proposed merger between Telefónica Móviles S.A.C. and Comunicaciones Móviles del Perú S.A. and is subject to approval by the boards of each of the companies proposing to merge.

With nothing further at this time, we remain yours.

Sincerely,

ELIZABETH GALDO MARIN
Stock Market Representative
Telefónica Móviles Perú Holding S.A.A.